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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 14D-9

                                (AMENDMENT NO. 9)

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                              NCS HEALTHCARE, INC.
                            (Name of Subject Company)

                              NCS HEALTHCARE, INC.
                        (Name of Person Filing Statement)

                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    62887410
                     (CUSIP Number of Class A Common Stock)

                 CLASS B COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                 NOT APPLICABLE
                     (CUSIP Number of Class B Common Stock)

                             MARY BETH LEVINE, ESQ.
                   SENIOR VICE PRESIDENT AND CORPORATE COUNSEL
                              NCS HEALTHCARE, INC.
                       3201 ENTERPRISE PARKWAY, SUITE 220
                              BEACHWOOD, OHIO 44122
                                 (216) 514-3350

 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
            Communications on Behalf of the Person Filing Statement)

                                 WITH COPIES TO:

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
    H. JEFFREY SCHWARTZ, ESQ.                                         ROBERT B. PINCUS, ESQ.
    MEGAN LUM MEHALKO, ESQ.                                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
BENESCH, FRIEDLANDER, COPLAN & ARONOFF LLP                               ONE RODNEY SQUARE
   2300 BP TOWER, 200 PUBLIC SQUARE                                 WILMINGTON, DELAWARE 19801
       CLEVELAND, OHIO 44114                                              (302) 651-3000
         (216) 363-4500
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[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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         This Amendment No. 9 to Schedule 14D-9 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by NCS
HealthCare, Inc. (the "Company" or "NCS") on August 20, 2002 and amended on
August 21, 2002, August 22, 2002, September 12, 2002, September 30, 2002,
October 8, 2002, October 22, 2002, October 29, 2002 and October 30, 2002
relating to the tender offer by NCS Acquisition Corp. (the "Offeror"), a
Delaware corporation and a wholly owned subsidiary of Omnicare, Inc., a Delaware corporation ("Omnicare"), for all of the outstanding shares of Class A Common
Stock, par value $0.01 per share, of NCS and Class B Common Stock, par value
$0.01 per share, of NCS, at a price of $3.50 per share, net to the seller in cash (the "Offer"). Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and Amendments No. 1, No. 2, No. 3, No. 4, No. 5,
No. 6, No. 7 and No. 8 thereto remains unchanged.

ITEM 8. ADDITIONAL INFORMATION

         (b)      LEGAL MATTERS

         Item 8(b) of the Schedule 14D-9 is hereby amended to add the following at the end thereof:

         On November 22, 2002, NCS filed a brief in the Supreme Court of the State of Delaware in answer to Omnicare's appeal of the Court of Chancery's dismissal of Counts II through V and granting of summary judgment with respect to Count I to NCS in the Delaware Lawsuit.

         On November 22, 2002, the Court of Chancery of the State of Delaware issued a memorandum opinion on the plaintiffs' motion for a preliminary injunction in the consolidated shareholders litigation brought against NCS (Consolidated C.A. No. 19786). The Court denied the plaintiffs' motion to enjoin the Genesis Merger and dismissed Counts II through V.

         The foregoing paragraph includes a summary of the memorandum opinion, and is qualified in its entirety by the full text of the memorandum opinion, a copy of which is filed as Exhibit 99.16 hereto, and is incorporated herein by reference.

ITEM 9. EXHIBITS

         Item 9 of the Schedule 14D-9 is hereby supplemented by adding the following additional exhibits:

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EXHIBIT NO.

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Exhibit 99.14              Appeal Brief filed by Omnicare in the Supreme Court of the State of
                           Delaware on November 14, 2002.  (Incorporated herein by reference to
                           Exhibit (a)(1)(QQ) to Amendment No. 26 to Omnicare's Tender Offer
                           Statement on Schedule TO/A, filed on November 19, 2002.)
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Exhibit 99.15              Answering Brief filed by NCS in the Supreme Court of the State of Delaware on November 22, 2002.*

Exhibit 99.16              Memorandum Opinion, issued on November 22, 2002.*

Exhibit 99.17              Press Release issued by the Company on November 25, 2002.*
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* Filed herewith.



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     NCS HEALTHCARE, INC.

                                     By: /s/ Kevin B. Shaw
                                        -------------------------------------
                                        Kevin B. Shaw
                                        President and Chief Executive Officer

Dated:  November 25, 2002


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